Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE BANK

24 March 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE
BANK

AMP Capital and MBL to Joint Manage DUET with intent to IPO

18 March 2004 – AMP Capital Investors Limited (AMP Capital), the manager of the Diversified Utilities and Energy Trusts (DUET), today announced a proposed initial public offering of DUET and the establishment of a 50:50 joint venture with Macquarie Bank for the ongoing management of DUET.

DUET is an energy utility fund comprising two stapled wholesale trusts which hold investments in United Energy Distribution (UED), Multinet and Alinta Networks. UED is an electricity distribution business in Victoria, Multinet and Alinta Networks are gas distribution businesses in Victoria and Western Australia. These assets will comprise the seed assets for the proposed listing of DUET (see detail below).

Once listed, DUET will be the first Australian-based energy-utility fund with assets diversified by energy source, geography and regulatory regime. DUET's strategy will remain to invest in energy utility assets with strong competitive positions which offer stable and predictable cashflows. Leveraging its existing assets and the strengths of AMP Capital and Macquarie Bank through the proposed joint venture, DUET intends to build a diverse portfolio of energy utility assets in Australia and New Zealand.

Macquarie Bank has also agreed to acquire $120 million of units in DUET from AMP Life. This holding is in addition to the $25 million of units the Bank currently holds following an initial subscription of units on DUET's establishment. The sale of units to Macquarie is expected to be completed in early April 2004 (subject to no material change in DUET's seed assets). If the unit sale proceeds, both parties are confident that certain conditions to the establishment of the joint venture will be satisfied.

Following completion of the unit purchase, Macquarie intends to reduce its stake to approximately $30 million as a cornerstone holding in conjunction with the proposed IPO of DUET. Following the IPO it is expected DUET will have a market capitalisation (excluding the listed hybrid POWERS) in excess of $600 million.

AMP Capital Head of Infrastructure, Phil Garling said: "Following the deal, DUET will be a unique diversified energy utility fund listed on the ASX, managed by a joint venture comprising two of the most successful and experienced infrastructure investment managers in Australia.

"There is currently considerable industry rationalisation occurring in the energy utility sector. AMP Capital's and Macquarie's combined sector management experience, commitment to DUET and financial strength should provide DUET with considerable growth opportunities.

"Developing and building the strategic partnership model is a cornerstone of AMP Capital's broader business strategy. We are very enthusiastic about partnering with Macquarie Bank as we look to grow and develop DUET as a significant infrastructure investment vehicle and expand the product offerings of AMP Capital in the infrastructure sector," he said.

Macquarie Bank Executive Director, Nicholas Mooore said: "Over the past decade, Macquarie has seen a strong appetite for investment in infrastructure stocks in Australia and overseas. Partnering with AMP Capital on this initiative crystallises Macquarie's infrastructure funds strategy which includes expanding into a diversified energy utlility fund.

"The timing of the initiative is ideal as investors continue to look for low risk, attractive yield investments which the regulated energy asset market can provide. Additionally, there is significant activity in the sector which we see underpinning the ability to grow and develop the fund.

"We believe the combined infrastructure expertise and investment management strengths of AMP Capital and Macquarie will create significant benefits for investors," he said.

The terms of the joint venture provide for the appointments of:

- Macquarie as lead arranger and manager for the proposed IPO
- AMP Capital as preferred financial adviser for all debt and debt advisory work on assets in DUET
- Macquarie as preferred financial adviser for acquisitions and divestitures and additional capital raisings
- AMP Capital and Macquarie jointly, as financial adviser for debt advisory work relating to acquisitions and divestitures and additional capital raisings
- the proposed new joint venture responsible entities of DUET, which will be owned 50:50.

DUET holds a 66% shareholding in United Energy Distribution (electricity distribution business in Victoria); a 75% shareholding in Multinet (gas distribution in Victoria) and a 26% shareholding in Alinta Networks (gas distribution in Western Australia), together with 100% of the subordinated debt in each of those businesses. DUET has a sub-trust which issued $415 million of the listed hybrid POWERS in August 2003. In accordance with the terms of the POWERS issue, POWERS holders have certain exchange rights in DUET, as detailed in the announcement to the ASX by AMP Capital, as responsible entity of the POWERS trust.

The timing of the IPO is yet to be determined and it may not proceed. Before it can go ahead, the DUET trusts need to be registered as managed investment schemes and a product disclosure statement prepared for issue in relation to DUET.

The product disclosure statement, which will be made available by the issuers (expected to be the proposed new joint venture responsible entities AMP Capital Licence Co No 1 Limited and AMP Capital Licence Co No 2 Limited), may be obtained from the lead manager's office. When units in DUET become available for issue the product disclosure statement will need to be considered by any persons deciding whether to acquire units in DUET. The timing of this document, which will be made available to potential investors in Australia, is not known at present.

For more information

AMP Capital:

Justin Kirkwood
Head of Corporate Affairs, Asia Pacific
Ph: +61 2 9257 1112
Mob: 0411 251 324

MBL:

Jane Rotsey
Associate Director Public Affairs
Ph: +61 2 8232 5026
Mob: 0401 997 160

Erica Sibree
Head of Investor Relations
Ph: +61 2 8232 5008
Mob: 0413 026 309

Background

AMP Capital

AMP Capital is one of the Asia Pacific's leading specialist investment managers. AMP Capital manages over A$66 billion for investors in Australia, New Zealand and Japan and offers a select range of investment. AMP Capital invests in shares, bonds, property, infrastructure and private equity, and also works in partnership with other leading investment specialists in order to enhance and broaden the investment opportunities for its clients.

Macquarie Bank

The Infrastructure and Specialised Funds (ISF) division of Macquarie Bank is one of the largest dedicated infrastructure fund management teams in the world, with more than 100 professionals globally managing equity interests of approximately $12.6bn in 61 assets in 14 countries - Australia, the UK, the US, Canada, Spain, Portugal, Germany, South Africa, Korea, Italy, Sweden, Chile, Japan and Tanzania. Infrastructure assets managed include toll roads, airports, telecommunications, water, rail, power and regulated assets.

DUET

United Energy Distribution

UED is a Victorian electricity distribution company whose network serves connections in Melbourne's south east and the Mornington Peninsula.

Length of Network	12,000km
Area of Network	1,450km^2
Connections	580,000
2002 Load	7,108 GWh
Next Regulatory Reset Date	1 January 2006



UED Electricity Distribution Territory

Multinet

Multinet is the largest distributor of natural gas in Victoria.

Length of Network	9,250km
Area of Network	1,603km^2
Connections	625,000
2002 Load	57 PJ
Next Regulatory Reset Date	1 January 2008



Multinet Gas Distribution Territory

Alinta Networks

Alinta Networks is the largest distributor of natural gas in Western Australia and delivers natural gas to 58% of Western Australian households.

Length of Network	11,000km
Connections	467,000
2002 Load	29 PJ
Next Regulatory Reset Date	1 January 2005


Geraldton
Perth
Albany

Alinta Distribution Lateral
CMS Parmelia Gas Pipeline
Epic Energy DBNG Pipeline
Goldfields Gas Transmission Pipeline
Alinta Natural Gas Distribution Territory
Alinta LPG Distribution Territory

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	4 December 2003 but 8 April 2002 re Macquarie Airport (MAP) stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 February 2004
No. of securities held prior to change	20,000 MAP stapled securities
Class	Ordinary
Number acquired	353 MAP stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.697142 per stapled security
No. of securities held after change	20,353 stapled securities

G:\CAG\COS\DLEONG\BRD\ASX notices\nugent\hmn18022004.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment pursuant to distribution reinvestment plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

23 March 2004

G:\CAG\COS\DLEONG\BRD\ASX notices\nugent\hmn18022004.doc

+ See chapter 19 for defined terms.